April 20, 2007
Via EDGAR and facsimile
Mr. Michael Fay - Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

RE:	Target Logistics, Inc. (the “Company” or “Target”)
Form 10-K: For the Year Ended June 30, 2006
Form 10-Q: For the Period Ended December 31, 2006
File Number: 001-14474

Dear Mr. Fay:

I am writing in response to your letter of April 20, 2007.

Response Letter Dated April 13, 2007

We have reviewed your comments and have decided to discontinue disclosure of EBITDA in future Forms 10-Q and 10-K filings.

Other

We confirm that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) the SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

TARGET LOGISTICS, INC.

/s/ Philip J. Dubato

Philip J. Dubato
Chief Financial Officer

cc: Mr. Stuart Hettleman - Chief Executive Officer